Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

GSCAC Holdings I LLC (“Holdings I”), GSCAC Holdings II LLC (“Holdings II”) and GSCAC Merger Sub LLC (“Merger Sub”) (collectively, the “Subsidiaries”) are Delaware limited liability companies that were formed in April 2008.  The Company owns 100% of Holdings I, which owns 100% of Holdings II, which owns 100% of Merger Sub.  As of December 31, 2008, there were no assets or liabilities and there were no activities in any of the subsidiaries.